Exhibit 4.02

                      FINANCIAL PUBLIC RELATIONS AGREEMENT

      This Financial Public Relations Agreement (the "Agreement") is made and entered into effective on the 24th day of February, 1997, between The Java Group, Inc., a Delaware corporation (the "Company"), having offices at 404-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E2 and Paul Cugno, located at 243 Antoine, Villeray, Beaconsfield, Quebec, H9W 6E9.

                                    Premises

A. The Company is a publicly-held corporation with its securities currently traded on the NASDAQ Bulletin Board market.

B. Consultant is established in the securities industry and has experience in providing advice and support for publicly-held companies. More specifically, the Consultant has found market professionals both in Europe and Canada who he has introduced to the Company's activities.

C. The Company desires to retain the services of Consultant, and Consultant desires to offer such services, on the terms and conditions set forth in this Agreement.

      NOW, THEREFORE, based on the foregoing premises and in consideration of the mutual covenants of the parties and benefits to be derived therefrom, it is hereby agreed as follows:

                                    Agreement

1. Engagement of Consultant: The Company hereby engages Consultant to provide services to the Company under the terms of this Agreement, including, but not limited to, the analysis of the business and proposed business of the Company by equity participants; the presentation of the Company to market professionals, including broker-dealers, mutual funds, and other institutional investors. Travelling expenses incurred with development of these investors is to be covered by stock issued in the Company.

2. Marketing: The Java Group, Inc., shall furnish to Consultant disclosure and filing materials, financial statements, business plans, promotional materials, annual reports and press releases. In addition, Company agrees to distribute due diligence packages in ample quantities to potential investors


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      as well as to the brokerage community. Consultant may relay on, and assume the accuracy of the due diligence package and/or research reports. Consultant may disseminate the contents of the due diligence package and any research reports in order to attract market professionals. Company acknowledges that Consultant is engaged in other business activities and will continue such activities during the term of this Agreement.
      Consultant shall not be restricted from engaging in other business activities during the term of this Agreement.

3. Compensation to Consultant: For the services provided to the Company, the Consultant is to receive 50,000 JVGI common shares. The shares are payable upon execution of this contract. The Consultant is to pay for all agreed upon travelling expenses from the issue of shares.

4. Term: This Agreement shall commence on the date hereof and will terminate on the earliest of the following:

            a.    6 months from the date of this Agreement

            b. This Agreement can be renewed after 6 months and extended for a mutually agreed upon period of time.

            c. Upon termination for cause by Company upon 30 days written notice. Cause shall be determined solely as to the following: violation of any rule or regulation of any regulatory agency; any other neglect, act or omission detrimental to the conduct of Company business; material breach of the Agreement or any unauthorized disclosure of any of the secrets or confidential information or Company; dishonesty related to independent contractor status.

5. Confidentiality: Consultant acknowledges that it may receive confidential and proprietary information of the Company in connection with the services provided under the terms of this Agreement. The Consultant agrees to keep all such information confidential and to take prudent steps to assure that its officers, directors, and employees maintain the confidentiality of such information, including obtaining agreements similar to the provisions of this paragraph from such officers, directors, and employees, and to not use such confidential information, except for the direct benefit of the Company. Consultant shall not disclose such confidential information and shall take reasonable steps to prevent the disclosure by its officers, directors, and employees, without the prior written consent of the Company.


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6.    Independent Consultant: The Company and Consultant hereby acknowledge that
      Consultant is an independent contractor. Consultant shall not hold itself out as, nor shall it take any action from which others might infer that it is, a partner or agent of or a joint venturer with the Company. Consultant shall have no authority to act on behalf of or bind the Company and shall take no action which purports to bind the Company.

7. Entire Agreement: This Agreement is and shall be considered to be the only agreement or understanding between the parties hereto with respect to the engagement of Consultant by the Company. All negotiations, commitments, and understandings acceptable to both parties have been incorporated herein. No letter, telegram, or communication passing between the two parties hereto covering any matter during this contract period, or any plans or periods thereafter, shall be deemed as part of this Agreement; and shall not have the effect of modifying or adding to this Agreement unless it is distinctly stated is such letter, telegram, or communication that it is to constitute a part of this Agreement and is to be attached as an amendment to this Agreement and is signed by the parties to this Agreement.

8. Governing Law: This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


/s/ Rob Gillingham
-----------------------------
Rob Gillingham                                        February 24, 1997
President and CEO
The Java Group, Inc.


/s/ Paul Cugno
-----------------------------
Paul Cugno                                            February 24, 1997


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